SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
__X__       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 30, 2000

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
_____       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________


                          Commission file number 1-3950



                      FORD MOTOR COMPANY SAVINGS AND STOCK
                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statement of Net Assets Available for Plan Benefits, as of December 30, 2000 and December 30, 1999.

     Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 30, 2000.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 30, 2000.

     Schedule II - Reportable Transactions for the year ended December 30, 2000.


                                     Exhibit
                                     -------

Designation             Description                         Method of Filing
-----------             -----------                         ----------------
 Exhibit 23     Consent of PricewaterhouseCoopers LLP    Filed with this Report.




                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                     SAVINGS AND STOCK INVESTMENT PLAN
                                       FOR SALARIED EMPLOYEES



                                     By: /s/Molly Scott
                                         ----------------------------------
                                         Molly Scott, Member
                                         Savings and Stock Investment
                                         Plan for Salaried Employees Committee



June 18, 2001

                                  EXHIBIT INDEX
                                  --------------

                                                                 Sequential
                                                                 Page Number
Designation                         Description                  at Which Found
-----------                         -----------                  --------------


Exhibit 23                Consent of PricewaterhouseCoopers LLP

Ford Motor Company
Savings and Stock
Investment Plan for Salaried
Employees
Report on Audits of Financial Statements and
Supplemental Schedules
For the Years Ended December 30, 2000 and 1999



Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Contents
-------------------------------------------------------------------------------
                                                                                     Page(s)

Report of Independent Accountants........................................................1


Financial Statements
Statement of Net Assets Available for Plan Benefits as of
 December 30, 2000 and 1999..............................................................2

Statement of Changes in Net Assets Available for Plan
 Benefits for the Year Ended December 30, 2000...........................................3

Notes to Financial Statements.........................................................4-10


Additional Information
Schedule I - Schedule of Assets Held for Investment Purposes as of
 December 30, 2000...................................................................11-12

Schedule II - Reportable Transactions for the Year Ended December 30, 2000..............13

                        Report of Independent Accountants


To the Board of Directors of
Ford Motor Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ford Motor Company Savings and Stock Investment Plan (the "Plan") at December 30, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





June 4, 2001


Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Statement of Net Assets Available for Plan Benefits
As of December 30, 2000 and 1999
-------------------------------------------------------------------------------

                                                                2000            1999
Assets
Investments, at fair value                              $12,925,071,754   $15,434,400,096
Loan funds receivable                                       127,427,611       143,204,943
                                                        ---------------   ---------------

Total assets                                            $13,052,499,365   $15,577,605,039
                                                        ---------------   ---------------
Liabilities
Employee stock ownership plan, loan payable             $   298,894,713   $   505,649,084
Employee stock ownership plan, interest payable         $     1,744,735         1,282,101
                                                        ---------------   ---------------
Total liabilities                                       $   300,639,448   $   506,931,185
                                                        ---------------   ---------------

Net assets available for plan benefits                  $12,751,859,917   $15,070,673,854
                                                        ---------------   ---------------

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 30, 2000
-------------------------------------------------------------------------------

                                                Nonparticipant-
                                                Directed Fund
                                                -------------
                                                 Ford Stock              Participant-
                                                    Fund               Directed Funds           Total
Additions
 Additions to net assets attributed to
   Interest and dividend income                 $   731,724,942        $   381,177,391        $ 1,112,902,333
                                                ---------------        ---------------        ---------------
                                                $   731,724,942        $   381,177,391        $ 1,112,902,333

 Contributions
   Employee contributions                           143,389,271            214,796,627             358,185,898
   Company contributions on behalf of
    employees                                         3,402,098             13,058,136              16,460,234
   Company matching                                 155,526,988              1,170,926             156,697,914
                                                ---------------        ---------------        ----------------
                                                    302,318,357            229,025,689             531,344,046

 Other additions
   Loan repayment (principal)                        30,751,396            (30,751,396)                      -
   Loan repayment (interest)                          5,238,821              5,290,829              10,529,650
   Transfers in from other plan                          11,246                401,661                 412,907
                                                ---------------        ---------------        ----------------
                                                     36,001,463            (25,058,906)             10,942,557
     Total additions                              1,070,044,762            585,144,174           1,655,188,936

Deductions
 Deductions from net assets attributed to
  Net depreciation in fair value of
   investments                                  $(1,862,082,375)       $  (715,381,504)       $ (2,577,463,879)
  Withdrawal of participants' accounts             (317,332,995)          (537,366,187)           (854,699,182)
  Net transfers between funds                      (230,965,689)           230,965,689                        -
  Loan funds transferred (out) in                   (24,301,488)            23,899,825                (401,663)
  Administrative expense                                      -             (2,318,308)             (2,318,308)
  Interest expense                                  (27,375,289)                     -             (27,375,289)
  Transfer out to other plans                      (262,867,358)          (248,877,194)           (511,744,552)
                                                ---------------         --------------        ----------------

     Total deductions                            (2,724,925,194)        (1,249,077,679)         (3,974,002,873)
                                                ---------------         --------------        ----------------
     Net decrease                                (1,654,880,432)          (663,933,505)         (2,318,813,937)
                                                ---------------         --------------        ----------------

Net assets available for benefits
 Begining of year                                 7,969,359,481          7,101,314,373          15,070,673,854
                                                ---------------         ---------------       ----------------

 End of year                                    $ 6,314,479,049         $ 6,437,380,868       $ 12,751,859,917
                                                ---------------         ---------------       ----------------

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

   1.  Description of the Plan

       The following description of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") provides only general information. The Plan was established effective February 1, 1956. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the plan agreement. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

       Type and purpose of the plan
       The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

       Eligibility
       With certain exceptions, regular full-time salaried employees are eligible to participate in the Plan twelve months after their original date of hire. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

       Contributions
       The Plan has both a Pre-Tax Program and an After-Tax Program. Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in their pre-tax base salary up to 15%. Participants may also elect reductions in their distributions under the Company's Performance Bonus Plan and Flexible Compensation Account program. A contribution in an amount corresponding to each reduction is made by the Company on their behalf to the Plan. Such contributions are excluded from the participants' taxable income and are classified as Company contributions on behalf of employees. Subject to limitations imposed by the Internal Revenue Code, participants may also contribute up to 10% of their base monthly salaries to the Plan on an after-tax basis. These after-tax contributions are classified as employee contributions. The investment programs are the same for all savings contributions.

       The Company matches at the rate of $.60 for each dollar of contributions up to 10% of participants' base salaries. All Company matching contributions are invested in the Ford Stock Fund. Contributions to the Pre-Tax Program from the Performance Bonus Plan and Flexible Compensation Account Program are not eligible for the Company match.

       Participant accounts
       Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Per the plan agreement, certain fund options charge redemption fees on transfers of funds which are paid by the participants. These redemption fees are charged to the individual participant account fund assets. The fees totaled approximately $386,000 and $173,000 for the years ended December 31, 2000 and 1999, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
1.  Description of the Plan (continued)

       Vesting and distributions
       Pre-Tax Program assets, After-Tax Program assets and assets resulting from Company matching contributions (Ford Stock Fund) are accounted for separately.

       Company matching contributions vest five years after the original date of hire. At that time, all assets attributable to Company matching contributions held in participants' accounts become vested, and all future contributions vest when they are made.

       Pre-Tax Program assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship.

       Investment options and participation
       Participant contributions are invested in accordance with the participant's election in one or more of several investment options. The types of investment options, and the number of participants in each option at December 30, 2000, are as follows:

                                                                Participants

       Ford Stock Fund                                              64,765
       Interest Income Fund                                         29,658
       Common Stock Fund                                            17,223
       Other                                                       169,624

       The Ford Stock Fund is an investment in Ford common stock with a portion of the Fund's assets being invested in short-term investments.

       The Interest Income Fund is a broadly diversified, stable value investment fund. The Interest Income Fund invests in a diversified portfolio of fixed income securities, including investment contracts with insurance companies and other organizations. During 2000 and 1999, the Plan entered into five benefit-responsive investment contracts with various companies. The contracts are included in the financial statements at their contract values as reported to the Plan by the companies. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the contracts.

       There were no reserves against contract value for credit risk of the contract issuer or otherwise during 2000 or 1999. The average yield and crediting interest rates were approximately 6.16% for 2000 and 5.73% for 1999. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting.

       The Common Stock Fund is a broadly diversified, passively managed equity fund administered by Comerica Bank. Fund assets are invested in stocks through a series of Comerica Bank commingled pools.

       Details of investments held as of December 30, 2000 are set forth in
       Schedule I - Schedule of Assets Held for Investment Purposes.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

   1.  Description of the Plan (continued)

       Transfer of assets
       The Plan permits the transfer of assets among investment options, with certain restrictions related to transfers from the Stable Value Income Fund.

       Loans
       The Plan permits loans to participants from both their Pre-Tax and After-Tax Program accounts with certain restrictions related to loans from the Stable Value Income Fund. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.

       Forfeitures and plan administration expenses
       The Plan permits the Company to use assets forfeited by participants to pay plan administrative expenses and, to the extent not used to pay such expenses, to reduce the Company's future contributions to the Plan. To the extent that forfeited assets are not available to pay certain administrative expenses, the Company pays such expenses directly. Plan administration expenses amounted to approximately $1,933,000 and $1,960,000 for the years ended December 30, 2000 and 1999, respectively, of which approximately $1,371,000 and $1,430,000, respectively, was paid with participant forfeitures.

       Employee stock ownership plan
       The Plan operates, in part, as a leveraged employee stock ownership plan
       (ESOP) and is designed to comply with Section 4975 (e) (7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended
       (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       The Plan purchased Company common shares using the proceeds of loans from the Company and held the shares in an ESOP trust account established under the Plan. The borrowings are to be repaid quarterly over the period ended December 3, 2001.

       As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employee accounts. The shares vest fully upon allocation. The borrowings are collateralized by the unallocated shares of stock.

   2.  Summary of Significant Accounting Policies

       Basis of accounting
       The financial statements of the Plan are prepared under the accrual method of accounting.

       Investments
       The investment in the Ford Stock Fund and the investments in all other funds except the Stable Value Income Fund are valued on the basis of established year-end market prices. Investments in the Stable Value Income Fund, primarily fixed rate insurance contracts, are stated at contract value, which approximates fair value.

       Contributions
       Contributions to the Plan from employees and from the Company and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from plan participants.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
 2.  Summary of Significant Accounting Policies (continued)

       Payment of benefits
       Benefits are recorded when paid.

       Use of estimates in the preparation of financial statements
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       Risks and uncertainties
       The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       Other
       Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses on sales of investments are determined using specific identification.

       Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

   3.  Investments

       The following present investments that represent 5% or more of the Plan's net assets:

                                                   2000               1999

       Interest Income Fund                   $1,676,659,606     $1,872,912,595
       Ford Stock Fund                         6,314,479,062      7,969,359,481
       Common Stock Fund                       1,166,378,566      1,430,806,664

       The Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments. During 2000, the Plan's investments depreciated in value by $2,577,463,879 as follows:

       Mutal Funds                                               $  797,800,949
       Common stock                                               1,625,582,857
       Common and comingled trust fund                              154,080,073
                                                                 --------------

                                                                 $2,577,463,879
                                                                 --------------

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
 4.  Plan Amendment

     During 1999, the Plan was amended to reduce the participation waiting period from twelve months after the original date of hire to the first day of the second month following the date of hire, effective January 1, 2000. The Company matching contributions, however, will continue to be provided after twelve months of service. The Plan was also amended to permit participants to contribute up to 25% of salary on either or both a pre-tax or after-tax basis, effective April 1, 2000.

 5.  Employee Stock Ownership Plan

     Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an ESOP. All shares of Company stock in the Plan at any time, including all shares allocated to participants' accounts and shares held in an ESOP suspense account, and forfeited shares are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

     The Plan obtained loans from the Company to purchase shares of company stock for quarterly allocation. The following summarizes the loans taken out by the Plan:

                        Original                    Total          Number of      Date of
                        principle    Interest     quarterly       quarterly        first
       Date of loan     balance        rate        payments        payments       payment
        6/7/00          $ 54,700,000    6.52%   $ 55,333,061         1             8/10/00
        6/28/00          221,200,000    6.54%      5,489,358         7             8/10/00
        8/31/00          407,490,000    7.04%     72,592,927         6             9/1/00
        12/17/99         505,649,084    6.52%     67,817,343         8             03/01/00
        11/25/98          26,403,776    5.00%      5,418,883         5             12/01/98
        08/27/98         107,797,613    5.72%     18,629,451         6             09/01/98
        12/30/97         293,053,220    8.50%     39,999,202         8             03/02/98


       All loans were either paid off or matured prior to December 31, 2000, except the June 28, 2000 and August 31, 2000 loans which both mature December 3, 2001.

       The Company shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly dividend payment is made. The trustee purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. As of December 30, 2000 and 1999, the share activity is as follows:

                                                           2000                          1999
                                                 Allocated      Unallocated     Allocated     Unallocated
       Ford Motor Company common shares
       Number of shares                            27,842,832      11,700,442       5,338,419       2,709,700
       Cost                                     $ 961,755,288   $ 278,510,030   $ 246,807,955  $  140,385,247

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
5.  Employee Stock Ownership Plan (continued)

       Cash dividends earned on Company stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

       The following highlights certain ESOP activity:
                                                                2000
                                                            loan activity

       Shares purchased with loan cash                          39,543,274

       Cost of shares purchased with loan cash             $ 1,240,265,318
       Loan principal paid                                     890,144,371
       Loan interest paid                                       26,495,157


   6.  Tax Status

       The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated December 13, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, however, the Plan sponsor has applied for an updated IRS letter. The Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   7.  Plan Termination

       The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon. There are currently no plans to terminate the Plan.

   8.  Other

       To conform the financial statements to the accrual basis of accounting, the plan administrator made adjustments resulting in differences between the data shown on page 2 of this report and the 1999 Form 5500 filed with the Department of Labor.

       On August 7, 2000, the Company announced the final results of its recapitalization, known as the Value Enhancement Plan ("VEP"). Under the VEP, Ford shareholders exchanged each of their old Ford Common or Class B shares for one new Ford Common or Class B share, as the case may be, plus at their election, either $20 in cash, 0.748 additional new Ford Common shares, or a combination of $5.17 in cash and 0.555 additional new Ford Common shares. As a result of the elections made by shareholders under the VEP, the total cash elected was $5.7 billion and the total number of new Ford Common and Class B shares that became issued and outstanding was
       1.893 billion.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
8.  Other (continued)

       On June 28, 2000, Ford distributed 130 million shares of Visteon Corporation ("Visteon"), which represented its 100% ownership interest, by means of a tax-free spin-off in the form of a dividend on Ford Common and Class B Stock.

       Holders of Ford Common and Class B Stock on the record date received
       0.130933 shares of Visteon common stock for each share of Ford stock, and participants in U.S. employee savings plans on the record date received $1.72 in cash per share of Ford stock, based on the volume-weighted average price of Visteon stock of $13.1326 per share on June 28, 2000. The total value of the distribution (including the $365 million cash dividend) was $2.1 billion, or $1.72 per diluted share of Ford stock.

Ford Motor Company Savings and Stock                                                            Additional Information
Investment Plan for Salaried Employees                                                                      Schedule I
Schedule of Assets Held for Investment Purposes
As of December 30, 2000
-----------------------------------------------------------------------------------------------------------------------------------
(a)              (b)                                       (c)                                 (d)                (e)
                                                Description of investment
      Identity of issuer,                       including maturity date,
      lessor, borrower or                     rate of interest, collateral,
      similar party                               par or maturity value                       Cost**         Current value

*     Fidelity Investments        Interest Income Fund, 1,676,659,606 units                    $       -     $ 1,676,659,606
*     Fidelity Investments        T. Rowe Price Spectrum Growth Fund,
                                  704,189 units                                                                   11,069,853
*     Fidelity Investments        Scudder International Fund, 632,434 units                                       31,817,733
*     Fidelity Investments        Vanguard LifeStrategy Conservative
                                   Growth Fund, 618,513 units                                                      9,092,142
*     Fidelity Investments        Domini Social Equity Fund, 42,185 units                                          1,456,368
*     Fidelity Investments        T. Rowe Price Spectrum Income Fund,
                                  1,466,702 units                                                                 15,796,384
*     Fidelity Investments        Vanguard LifeStrategy Moderate
                                   Growth Fund, 568,535 units                                                      9,801,541
*     Fidelity Investments        T. Rowe Price New Horizons Funds, 3,780,935 units                               90,326,527
*     Fidelity Investments        Scudder Global Fund, 419,061 units                                              11,197,307
*     Fidelity Investments        Vanguard LifeStrategy Growth Fund,
                                  575,770 units                                                                   11,279,337
*     Fidelity Investments        T. Rowe Price International Stock Fund,
                                  2,564,498 units                                                                 37,236,508
*     Fidelity Investments        Scudder Global Discovery Fund, 859,582 units                                    26,844,756
*     Fidelity Investments        T. Rowe Price International Discovery
                                   Fund, 1,647,530 units                                                          41,929,644
*     Fidelity Investments        Scudder Income Fund, 400,921 units                                               5,027,555
*     Fidelity Investments        T. Rowe Price New Asia Fund, 2,153,429 units                                    14,858,661
*     Fidelity Investments        Scudder Growth and Income Fund, 1,039,858 units                                 25,112,580
*     Fidelity Investments        Vanguard Growth Index Fund, 5,582,025 units                                    170,698,328
*     Fidelity Investments        T. Rowe Price High Yield Fund, 2,952,098 units                                  20,487,559
*     Fidelity Investments        Scudder Greater Europe Growth Fund,
                                  1,920,498 units                                                                 59,631,456
*     Fidelity Investments        Vanguard Explorer Fund, 755,754 units                                           45,413,248
*     Fidelity Investments        T. Rowe Price New Era Fund, 332,929 units                                        8,090,170
*     Fidelity Investments        Scudder Japan Fund, 2,054,275 units                                             20,522,205
*     Fidelity Investments        Vanguard International Value Fund, 188,068 units                                 4,895,400
*     Fidelity Investments        T. Rowe Price Latin America Fund, 1,096,572 units                               10,483,224
*     Fidelity Investments        Vanguard Value Index Fund, 1,314,307 units                                      30,058,208
*     Fidelity Investments        Vanguard Investment Index Plus Fund, 3,208,660
                                    units                                                                        387,349,483
*     Barclays Global Investors   Bond Fund, 3,922,597 units                                                      66,370,333
*     Ford Motor Company          Ford Stock Fund, 749,938,131 units                                           6,314,479,062
*     Comerica Bank, N. A.        Common Stock Fund, 17,274,564 units                                          1,166,378,566
*     Fidelity Investments        Fidelity Funds, 2,289,135 units                                                 74,992,073
*     Fidelity Investments        Fidelity Puritan Fund, 1,508,644 units                                          28,407,762
*     Fidelity Investments        Fidelity Trend Fund, 88,458 units                                                4,989,922
*     Fidelity Investments        Fidelity Magellan Fund, 2,836,971 units                                        338,450,658
*     Fidelity Investments        Fidelity Contrafund, 7,106,628 units                                           349,432,905
*     Fidelity Investments        Fidelity Equity-Income Fund, 1,108,012 units                                    59,201,084
*     Fidelity Investments        Fidelity Growth Company Fund, 6,098,836 units                                  435,639,889
*     Fidelity Investments        Fidelity Investment Grade Bond Fund,
                                  4,257,063 units                                                                 30,480,570
*     Fidelity Investments        Fidelity Growth and Income Portfolio,
                                  5,793,928 units                                                                243,924,385
*     Fidelity Investments        Fidelity Value Fund, 801,900 units                                              37,168,069
*     Fidelity Investments        Fidelity Government Income Fund, 3,103,327 units                                30,629,836
*     Fidelity Investments        Fidelity Retirement Growth Fund, 7,004,475 units                               154,168,501


Ford Motor Company Savings and Stock                                                            Additional Information
Investment Plan for Salaried Employees                                                                      Schedule I
Schedule of Assets Held for Investment Purposes
As of December 30, 2000
-----------------------------------------------------------------------------------------------------------------------------------

(a)              (b)                                       (c)                                 (d)                (e)
                                                Description of investment
      Identity of issuer,                       including maturity date,
      lessor, borrower or                     rate of interest, collateral,
      similar party                               par or maturity value                       Cost**         Current value
*     Fidelity Investments        Fidelity Overseas Fund, 756,535 units                                           26,002,111
*     Fidelity Investments        Fidelity Europe Fund, 743,247 units                                             22,126,476
*     Fidelity Investments        Fidelity Pacific Basin Fund, 829,619 units                                      14,344,117
*     Fidelity Investments        Fidelity Real Estate Investment Portfolio Fund,
                                  1,130,492 units                                                                 20,914,102
*     Fidelity Investments        Fidelity Balanced Fund, 706,112 units                                           11,546,095
*     Fidelity Investments        Fidelity International Growth and Income Fund,
                                  377,286 units                                                                    8,571,945
*     Fidelity Investments        Fidelity Capital Appreciation Fund, 1,236,789 units                             27,493,811
*     Fidelity Investments        Fidelity Canada Fund, 435,274 units                                              9,149,462
*     Fidelity Investments        Fidelity Utilities Fund, 2,022,105 units                                        32,535,666
*     Fidelity Investments        Fidelity Asset Manager, 1,242,276 units                                         20,895,085
*     Fidelity Investments        Fidelity Worldwide Fund, 903,163 units                                          14,116,444
*     Fidelity Investments        Fidelity Stock Selector, 1,300,846 units                                        32,313,018
*     Fidelity Investments        Fidelity Asset Manager Growth, 1,437,411 units                                  22,869,215
*     Fidelity Investments        Fidelity Asset Manager Income, 1,069,948 units                                  12,550,489
*     Fidelity Investments        Fidelity Dividend Growth Fund, 6,311,357 units                                 189,088,266
*     Fidelity Investments        Fidelity New Markets Income Fund, 1,081,934 units                               12,323,231
*     Fidelity Investments        Fidelity Global Balanced Fund, 165,477 units                                     2,884,257
*     Fidelity Investments        Fidelity Small Capital Selector Fund, 1,929,546 units                           31,316,539
*     Fidelity Investments        Fidelity International Bond Fund, 184,519 units                                  1,542,579
*     Participant Loans           Participant loans, interest rates varying from
                                   6 to 12.5 percent                                                             127,427,611
                                                                                                           ------------------

                                                                                                            $ 12,751,859,917
                                                                                                           ------------------

Note: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York Stock Exchange Transactions listing as of the last trading day of 2000. Current values also include interest and dividends receivable.

*Denotes party-in-interest
** Cost for participant directed funds are not required per Department of Labor Reporting


Ford Motor Company Savings and Stock                                                                    Additional Information
Investment Plan for Salaried Employees                                                                             Schedule II
Schedule of Reportable Transactions
For the Year Ended December 30, 2000
-----------------------------------------------------------------------------------------------------------------------------------

Identity of      Description             Purchase         Selling    Lease  Expenses  Cost of       Current value       Net gain
party involved   of asset                price            price      rental incurred  asset           of asset          or (loss)

REPORTING       Single transaction in
CRITERION I     excess of five percent
                of current value of
                plan assets.

                None.

REPORTING       Series of transactions
CRITERION II    in other than securities
                in excess of five percent
                of current value of plan
                assets.

                None.

REPORTING       Series of transactions
CRITERION III   in securities in excess
                of five percent of
                current value of plan
                assets.

                None.

REPORTING       Single transactions with a nonregu-
CRITERION IV    lated entity in excess of five percent
                of current value of plan assets.

                None.
